SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

KIT digital, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

482470200

(CUSIP NUMBER)

Phil Frohlich 1924 South Utica, Suite #1120 Tulsa, Oklahoma 74104-6429 (918) 747-3412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Eliot D. Raffkind Akin, Gump, Strauss, Hauer & Feld, L.L.P. 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201-4618 (214) 969-2800 April 16, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box    ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 482470200	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,580,127
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,580,127
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,580,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 482470200	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,580,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,580,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,580,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 482470200	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,580,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,580,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,580,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 482470200	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PHIL FROHLICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,580,127
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,580,127
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,580,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to Common Stock, par value $0.0001 per share (the “Common Stock”), of KIT digital, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13D relates to the Common Stock purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 5,580,127 shares of Common Stock held by the Prescott Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 5,580,127 shares of Common Stock held by Prescott Master Fund.

The Common Stock held by the Reporting Persons (as defined below) reported on this Schedule 13D were previously reported on a Schedule 13G filed with the Securities Exchange Commission on February 14, 2013.

Item 1.	Security and Issuer

Securities acquired: Common Stock, par value $0.0001 per share (the “Common Stock”).

Issuer:	KIT digital, Inc.
West 17th Street, 2nd Floor
New York, New York 10011

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by Prescott Capital, Prescott Small Cap, Prescott Small Cap II and Mr. Phil Frohlich. Because Mr. Frohlich is the managing member of Prescott Capital, which is the general partner of the Small Cap Funds (with Mr. Frohlich and Prescott Capital hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Small Cap Funds. The Reporting Persons (as hereinafter defined) are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 1924 South Utica, Suite #1120, Tulsa, Oklahoma 74104.

(c) The principal occupation of Mr. Frohlich is serving as the managing member of Prescott Capital. The principal business of Prescott Capital is acting as the general partner of the Small Cap Funds. The principal business of the Small Cap Funds is investing in securities.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Prescott Capital and the Small Cap Funds are organized under the laws of the State of Oklahoma. Mr. Frohlich is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of April 16, 2013, the Small Cap Funds had invested $3,023,155 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Small Cap Funds.

Item 4.	Purpose of the Transaction

The Small Cap Funds (together with Phil Frohlich and Prescott Capital, the “Reporting Persons”) purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The purpose of the acquisition of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

Specifically, the Reporting Persons, along with certain other shareholders of the Issuer (collectively, the “Sponsoring Shareholders”), have entered into a Plan Support Agreement (the “Support Agreement”) and a Plan Term Sheet (together with the Support Agreement, the “Support Documentation”) whereby the Sponsoring Shareholders have agreed to sponsor a reorganization of the Issuer under chapter 11 of the U.S. Bankruptcy Code. The reorganization is expected to be effected pursuant to a Plan of Reorganization (the “Plan”), which is anticipated to include, among other things, a recapitalization of the Issuer fully backstopped by the Sponsoring Shareholders and an opportunity for all existing shareholders to participate in the recapitalization.

Pursuant to the Support Documentation, the Sponsoring Shareholders, including the Reporting Persons, have agreed to purchase $25 million dollars (the “Purchase Price”) of Class B Common Stock pro rata based on their respective commitments to be issued pursuant to the Plan, which upon issuance will represent 89.29% of the total number of shares of Class A Common Stock and Class B Common Stock outstanding. Upon the execution of the Support Agreement, the Sponsoring Shareholders have agreed to fund a portion of the Purchase Price in escrow, and have entered into a funding commitment letter (the “Commitment Letter”) providing for the Sponsoring Shareholders’ obligation to fund the total amount of the Purchase Price, subject to the terms and condition of the Commitment Letter.

Upon execution of the Support Agreement, the Sponsoring Shareholders, including the Reporting Persons, earned a commitment fee equal to 2% of the Purchase Price, payable upon the effective date of the Plan in either cash or Class A Common Stock, in the sole discretion of the Sponsoring Shareholders. The Plan will also provide the Sponsoring Shareholders with the right to appoint three directors to the Board of Directors of the Issuer, as well as one independent director to be selected by the Sponsoring Shareholders.

Finally, pursuant to the Support Agreement, the Reporting Persons have agreed to (i) use their commercially reasonable efforts to facilitate the solicitation, approval, confirmation and consummation of the restructuring of the Issuer, (ii) not object to, challenge, vote to reject or otherwise take any action or commence or participate, directly or indirectly, in any proceeding opposing any of the terms of the restructuring of the Issuer and (iii) not sell, transfer hypothecate or otherwise dispose of, directly or indirectly, all or any of their shares of Common Stock or claims, unless the transferee agrees in writing, by executing a joinder in a reasonable form requested by the Issuer and the other Sponsoring Shareholders, to assume the Support Agreement and assume the obligations of the Reporting Persons under the Support Agreement and deliver such joinder to the Issuer and remaining Sponsoring Shareholders at least one day prior to the proposed transfer.

The foregoing descriptions of the Support Agreement and the Commitment Letter are qualified in their entirety by reference to the full text of the documents, copies of which are filed as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 57,097,255 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 13, 2012, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on September 10, 2012.

As of April 16, 2013, the Small Cap Funds beneficially owned 5,580,127 shares of Common Stock, representing approximately 9.8% of the issued and outstanding shares of Common Stock of the Issuer.

Prescott Capital, as the general partner of the Small Cap Funds, may also be deemed to beneficially own the 5,580,127 shares of Common Stock held by the Small Cap Funds, representing approximately 9.8% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Frohlich, as managing member of Prescott Capital, the general partner of the Small Cap Funds, may also be deemed to beneficially own the 5,580,127 shares of Common Stock beneficially owned by the Small Cap Funds, representing approximately 9.8% of the issued and outstanding shares of Common Stock of the Issuer.

Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the Common Stock held by the Small Cap Funds except to the extent of their pecuniary interest therein.

(b) By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the Common Stock owned by the Small Cap Funds reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the 5,580,127 shares of Common Stock owned by the Small Cap Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

(c) There have been no transactions in the Common Stock of the Issuer during the past sixty (60) days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P. and Phil Frohlich dated April 18, 2013.

Exhibit 99.2	Plan Support Agreement, dated as of April 16, 2013, by and among KIT digital, Inc.; and JEC Capital Partners, LLC, Stichting Bewaarder Ratio Capital Partners, and Prescott Group Capital Management, L.L.C. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed by the Issuer with the Securities Exchange Commission on April 17, 2013).

Exhibit 99.3	Funding Commitment Letter, dated as of April 16, 2013, by and among KIT digital, Inc.; and JEC Capital Partners, LLC, Stichting Bewaarder Ratio Capital Partners, and Prescott Group Capital Management, L.L.C.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2013

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich
Phil Frohlich